Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	18	9	1,770
JOHN O'REILLY	18	9	1,770
PDMRs			
MIKE O'KANE	18	9	1,770
MICHAEL NOBLE	18	9	1,770

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 8 MAY 2007 AT 415.50P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

SUPPL

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

07024881

aesp70508

RECEIVED

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT:

- COMPUTERSHARE TRUSTEES (C.I.) LIMITED ("TRUSTEE"), AS TRUSTEE OF THE LADBROKES PLC SHARE OWNERSHIP TRUST ("TRUST"), ACQUIRED ON 25, 26 AND 27 APRIL 2007 A TOTAL OF 578,575 ORDINARY SHARES OF 28 ⅓P EACH OF THE COMPANY ("SHARES") (REPRESENTING 0.09% OF THE ISSUED SHARE CAPITAL) AT AN AVERAGE PRICE OF 418.47P PER SHARE.

  THE SHARES WERE HELD SUBJECT TO THE TERMS OF THE TRUST FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE LADBROKES GROUP OF COMPANIES ("EMPLOYEES"). 359,671 OF THE SHARES ACQUIRED WERE HELD GENERALLY FOR THE BENEFIT OF EMPLOYEES AND 218,904 OF THE SHARES WERE ALLOCATED BY THE TRUSTEE TO THE RECIPIENTS OF THE AWARD MADE ON 26 MARCH 2007 UNDER THE LADBROKES PLC EXECUTIVE DEFERRED BONUS PLAN ("DEFERRED PLAN"). MR C BELL, MR J O'REILLY, MR A S ROSS AND MR B G WALLACE, WHO ARE THE EXECUTIVE DIRECTORS OF THE COMPANY ("DIRECTORS") AND MR M J NOBLE, MR M P O'KANE AND MR B S TAKER WHO ARE THE OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs"), ACQUIRED (FOR THE PURPOSES OF SECTION 324 OF THE COMPANIES ACT 1985) AN INTEREST IN THE 359,671 SHARES BY REASON OF BEING EMPLOYEES.

- SHARES AWARDED UNDER THE DEFERRED PLAN IN 2005 AS PART OF THE BONUSES DUE IN RESPECT OF THE 2004 FINANCIAL YEAR TO EMPLOYEES ("2005 AWARDS") VESTED ON 25 APRIL 2007 INCLUDING FOR DIRECTORS AND PDMRs AS FOLLOWS:

NAME	**NO. OF SHARES VESTED**
DIRECTORS	
C BELL	24,503
J P O'REILLY	13,128
A S ROSS	12,398

PDMRs

M J NOBLE	5,316
M P O'KANE	5,583

ON THE 25 APRIL 2007 DIRECTORS AND PDMRs SOLD SHARES AT 415.94P PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF SHARES SOLD
DIRECTORS	
C BELL	10,082
J P O'REILLY	5,402
A S ROSS	5,101
PDMRs	
M J NOBLE	2,188
M P O'KANE	2,298

ON THE VESTING OF THE 2005 AWARDS BY EXERCISE OF OPTION AND TRANSFER OF SHARES EACH OF THE DIRECTORS AND PDMRs CEASED TO BE INTERESTED IN 2,423 SHARES PREVIOUSLY HELD SUBJECT TO THE TERMS OF THE TRUST GENERALLY FOR THE BENEFIT OF EMPLOYEES.

- ON 30 APRIL 2007 SHARES WERE AWARDED UNDER THE RESTRICTED SHARE PLAN ("RESTRICTED PLAN") TO EMPLOYEES ("2007 AWARDS") INCLUDING FOR PDMRs AS FOLLOWS:

NAME	NO. OF SHARES AWARDED
M J NOBLE	14,584
M P O'KANE	14,584

50% OF A PARTICIPANT'S AWARD VESTS AFTER 30 APRIL 2009 ON HIS/HER ELECTION AND THE BALANCE OF THE AWARD VESTS AUTOMATICALLY ON THE VESTING DATE WHICH IS LIKELY TO BE ON OR ABOUT 30 APRIL 2010. SHARE INTERESTS UNDER THE RESTRICTED PLAN MAY NOT BE SOLD, TRANSFERRED, CHARGED OR OTHERWISE DISPOSED OF PRIOR TO VESTING.

ON THE MAKING OF THE 2007 AWARDS EACH OF THE DIRECTORS AND PDMRs CEASED TO BE INTERESTED IN 365,814 SHARES PREVIOUSLY HELD SUBJECT TO THE TERMS OF THE TRUST GENERALLY FOR THE BENEFIT OF EMPLOYEES.

- CONDITIONAL RIGHTS OVER SHARES GRANTED UNDER THE LADBROKES PLC PERFORMANCE SHARE PLAN ("PSP") IN 2004 BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDED 31 DECEMBER 2006 VESTED ON 25 APRIL 2007 FOR DIRECTORS AS FOLLOWS:

NAME	NO. OF SHARES VESTED	NO. OF SHARES OVER WHICH RIGHTS HAVE LAPSED
C BELL	181,404	26,748
J P O'REILLY	96,264	14,194
A S ROSS	90,917	13,404

ON 25 APRIL 2007 DIRECTORS SOLD SHARES AT 415.94P PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF SHARES SOLD
C BELL	74,637
J P O'REILLY	39,607
A S ROSS	37,407

FOLLOWING THESE TRANSACTIONS:

- MR BELL IS BENEFICIALLY INTERESTED IN 226,104 SHARES, HAS A TOTAL INTEREST UNDER THE DEFERRED PLAN IN 44,358 SHARES AND

HAS AN INTEREST IN A MAXIMUM TOTAL OF 372,555 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.

- MR O'REILLY IS BENEFICIALLY INTERESTED IN 95,861 SHARES, HAS A TOTAL INTEREST UNDER THE DEFERRED PLAN IN 28,674 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 195,101 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
- MR ROSS IS BENEFICIALLY INTERESTED IN 101,246 SHARES, HAS A TOTAL INTEREST UNDER THE DEFERRED PLAN IN 13,835 SHARES AND HAS AN INTEREST IN A MAXIMUM TOTAL OF 174,230 SHARES UNDER THE PSP OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.
- MR NOBLE IS BENEFICIALLY INTERESTED IN 12,095 SHARES, HAS A TOTAL INTEREST UNDER THE DEFERRED PLAN IN 8,849 SHARES AND HAS A TOTAL INTEREST UNDER THE RESTRICTED PLAN IN 14,584 SHARES.
- MR O'KANE IS BENEFICIALLY INTERESTED IN 21,818 SHARES, HAS A TOTAL INTEREST UNDER THE DEFERRED PLAN IN 8,656 SHARES AND HAS A TOTAL INTEREST UNDER THE RESTRICTED PLAN IN 14,584 SHARES.
- EACH OF THE DIRECTORS AND PDMRs IS INTERESTED IN 37,456 SHARES HELD SUBJECT TO THE TERMS OF THE TRUST GENERALLY FOR THE BENEFIT OF EMPLOYEES. OPTIONS ISSUED BY THE TRUST IF EXERCISED IN FULL WOULD REQUIRE THE TRUST TO TRANSFER 6,981 SHARES TO EMPLOYEES.

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') NOTIFIES THE MARKET THAT, FOLLOWING THE ISSUE OF 543,099 ORDINARY SHARES OF 28 1/3P EACH ('SHARES') BETWEEN 30 MARCH AND 30 APRIL 2007, THE COMPANY'S ISSUED SHARE CAPITAL NOW CONSISTS OF 629,406,577 ORDINARY SHARES OF 28 ⅓P EACH WITH VOTING RIGHTS. NO SHARES ARE HELD IN TREASURY.

THE ABOVE FIGURE OF 629,406,577 MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

END